Laidlaw & Company (UK) Ltd. 546 Fifth Avenue 5th Floor New York, NY 10036	Tel: (212) 697-5200 Fax: (212) 297-0670	Investment Banking Advisory Services Wealth Management	Members FINRA, SIPC

September 23, 2015

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C.  20549-7010
Attention:	Mr. Scot Foley Mr. Brian Pitko

Re:	MabVax Therapeutics Holdings, Inc. (the “Company”)
Registration Statement on Form S-1/A
Registration No. 333-204803

Dear Mr. Foley,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the representative of the underwriters in connection with the offering pursuant to the above-captioned Registration Statement, hereby joins in the request of MabVax Therapeutics Holdings, Inc. that the effective date of the above-captioned Registration Statement be accelerated to 9:00 a.m. Eastern Time on September 25, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there has been distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature page follows]

Very truly yours,

Laidlaw & Company (UK) Ltd., as sole book-
running manager and representative of the
underwriters

By:           /s/ Hugh Regan
Name:      Hugh Regan
Title:        Executive Director, Investment Banking